
12025076



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 1/9/12

DIVISION OF
CORPORATION FINANCE

February 14, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-14-12

John M. Badke
Vicon Industries, Inc.
jbadke@vicon-security.com

Re: Vicon Industries, Inc.
Incoming letter dated January 9, 2012

Dear Mr. Badke:

This is in response to your letter dated January 9, 2012 concerning the submission to Vicon by Brian Cassady. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Brian Cassady

*** FISMA & OMB Memorandum M-07-16 ***

February 14, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Vicon Industries, Inc.
Incoming letter dated January 9, 2012

The submission nominates the proponent for membership on Vicon's board of directors.

It is unclear whether the submission involves only a rule 14a-8 issue or also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Vicon may exclude it under rule 14a-8(i)(8), as seeking to include a specific individual in the company's proxy materials for election to Vicon's board of directors, and we will not recommend enforcement action to the Commission if Vicon omits the submission from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of Vicon's nomination procedures, rule 14a-8 would not be implicated.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


VICON

January 9, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re: Vicon Industries, Inc.
Shareholder Proposal of Brian Cassady
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the intention of Vicon Industries, Inc. (the "Company") to exclude from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") received from Mr. Brian Cassady (the 'Proponent"). In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff will not recommend enforcement action if the Company excludes the Proposal from its 2012 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has:

- Filed this letter with the Commission prior to 80 calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- Concurrently sent a copy of this letter to the Proponent.

THE PROPOSAL

The Proposal reads in relevant part as follows:

"I request that the board nominate me as a candidate for election to the board at the Company's next annual meeting of stockholders."

VICON INDUSTRIES, INC. 89 ARKAY DRIVE HAUPPAUGE NEW YORK 11788 (631)952-2288 FAX(631)951-2288

A copy of the correspondence from the Proponent containing the Proposal is attached to this letter as Exhibit A

BASIS FOR EXCLUSION OF THE PROPOSAL

The Company believes that it may properly exclude the Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(8)(iv) as it seeks to include a specific individual in the Company's 2012 Proxy Materials for election to the board of directors.

CONCLUSION

The Company believes that it may properly omit the Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(8)(iv), and respectively requests the Staff to confirm to the Company that it will not recommend any enforcement action if the Company omits the subject Proposal.

If we can provide you with any additional information or answer any questions you may have regarding this subject, please do not hesitate to call me at (631) 952-2288 or email me at jbadke@vicon-security.com.

Very Truly Yours,



John M. Badke
Senior VP, Finance & Chief Financial Officer

EXHIBIT A

Brian Cassady

*** FISMA & OMB Memorandum M-07-16 ***

December 15, 2011

Board of Directors
c/o Joan Wolf
Vicon, Industries, Inc.
89 Arkay Drive
Hauppauge, NY 11788

Dear Ms. Wolf,

I am a large stockholder of Vicon, and currently own approximately 2.1% of Vicon's outstanding common shares. Please recall that I attended the 2011 shareholder meeting and self nominated for a board seat. I believe I received approximately 10% of the shareholder vote for a board seat at that time, but obviously was not elected.

Since that time, I have closely followed the Company's progress in settling the patent litigation and attempting to achieve profitability in today challenging environment. I respect the expertise of the individual board members and appreciate the collective efforts undertaken by the Board and management to date in both of these areas.

Nevertheless, I believe the board, the Company and its stockholders could benefit from the perspective of an individual investor whose economic interests are closely aligned with those of the Company's outside shareholders. Furthermore, I believe my twenty plus years of experience in executing corporate turnarounds and restructurings would prove valuable to the board and management. As further background, I have served in various executive capacities for similar sized troubled companies throughout North America and Europe, including CEO, CFO, and COO and have also been a board member of two other public companies. Therefore, I request that the board nominate me as a candidate for election to the board at the Company's next annual meeting of stockholders.

I have attached a copy of my biography and also a long-form resume to assist the Board in evaluating my candidacy. I am willing to talk and/or visit with members of your board of directors and management to discuss my background and determine whether or not I would be a suitable candidate.

Thank you for your consideration and look forward to your response.

Sincerely,



Brian Cassady